Exhibit 99.2

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

by and between

VINCI PARTNERS INVESTMENTS LTD

and

ARES INVESTMENTS HOLDINGS LLC

October 10, 2023

TABLE OF CONTENTS

i

Exhibit A	Form of Certificate of Designations
Exhibit B	Partnership Agreement

ii

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of October 10, 2023, by and between Vinci Partners Investments Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and Ares Investments Holdings LLC, a Delaware limited liability company (the “Purchaser”), and an affiliate of Ares Management Corporation, a Delaware corporation (“Ares”).

WHEREAS, subject to the terms and conditions set forth herein, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, an aggregate of 100,000 Series A Convertible Preferred Shares, par value US$0.00005 per share, of the Company (the “Series A Preferred Shares”), the rights, preferences and privileges of which are to be set forth in a Certificate of Designations, in the form attached hereto as Exhibit A (the “Certificate of Designations”), which Series A Preferred Shares shall be convertible in certain circumstances into authorized class A common shares, par value US$0.00005 per share, of the Company (the “Class A Common Shares”);

WHEREAS, subject to the terms and conditions set forth herein, the Company and Ares desire to enter into a strategic partnership focused, among others, on distribution, product development, deal sourcing and co-investment and business management expertise, the terms and conditions of which are to be set forth in a Partnership Agreement, in the form attached hereto as Exhibit B (the “Partnership Agreement”);

WHEREAS, the Board (as defined below) has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, the Certificate of Designations and the Partnership Agreement providing for the transactions contemplated hereby and thereby in accordance with applicable Law (as defined below), upon the terms and subject to the conditions set forth herein and therein, and (ii) approved the execution, delivery and performance of this Agreement, the Certificate of Designations and the Partnership Agreement and the consummation of the transactions contemplated hereby and thereby in accordance with applicable Law, upon the terms and conditions contained herein and therein; and

WHEREAS, the Purchaser has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with applicable Law, upon the terms and conditions contained herein.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

Article 1
Definitions.

As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. Notwithstanding the foregoing, no Ares Client will be deemed to be an Affiliate of an Ares Entity and no Company Client will be deemed to be an Affiliate of the Company.

“Agreement” shall have the meaning set forth in the preamble.

“Anti-Money Laundering Laws” shall have the meaning set forth in Section 3.19.

“Ares Board Member” shall have the meaning set forth in Section 5.04.

“Ares Client” shall mean each Person or account to whom an Ares Entity provides investment advisory, investment sub-advisory or investment management services pursuant to an investment management or investment advisory agreement or otherwise. Ares Clients include each pooled investment vehicle, each “single investor vehicle” (including any similar arrangement for a group of related investors), each investment vehicle sponsored by an Ares Entity and each separately managed account to which an Ares Entity provides such services.

“Ares Entities” shall mean Ares and any of its controlled Affiliates.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.02.

“Board” shall mean the Board of Directors of the Company.

“Board Documents” shall have the meaning set forth in Section 6.02.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of New York, United States or Rio de Janeiro or São Paulo, Brazil or is a day on which banking institutions located in the States of New York, United States or Rio de Janeiro or São Paulo, Brazil are authorized or required by Law or other governmental action to close.

“Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations, or other equivalents (however designated) of capital stock of a corporation, and all other equity or ownership interests in a Person, including membership interests, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity.

“Certificate of Designations” has the meaning set forth in the recitals.

“Change of Control Transaction” shall have the meaning set forth in Section 7.02(a).

“Class A Common Shares” has the meaning set forth in the recitals.

“Class B Common Shares” shall mean the Class B Common Shares, par value US$0.00005 per share, of the Company.

“Closing” shall have the meaning set forth in Section 2.02(a).

“Closing Date” shall have the meaning set forth in Section 2.02(a).

“CoC Notice” shall have the meaning set forth in Section 7.02(a).

“Common Shares” shall mean the Class A Common Shares and Class B Common Shares.

“Company” shall have the meaning set forth in the preamble.

“Company Client” shall mean each Person or account to whom the Company or its controlled Affiliates provides investment advisory, investment sub-advisory or investment management services pursuant to an investment management or investment advisory agreement or otherwise. Company Clients include each pooled investment vehicle, each “single investor vehicle” (including any similar arrangement for a group of related investors) and each separately managed account to which the Company or its controlled Affiliates provides such services.

“Competitor” shall mean (i) any alternative asset or investment manager with Principal Operations in Brazil and (ii) any Person with equity publicly-traded in the United States or Europe whose principal business consists of alternative asset or investment management.

“Consent” shall have the meaning set forth in Section 3.06.

“control” (including the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of Equity Securities, by contract or otherwise.

“Conversion Shares” shall mean the Class A Common Shares issuable upon conversion of the Series A Preferred Shares as provided for in this Agreement and the Certificate of Designations.

“Environmental Laws” shall have the meaning set forth in Section 3.16.

“Equity Securities” shall mean, with respect to any Person, (i) shares of Capital Stock of, or other equity or voting interest in, such Person, (ii) any securities convertible into or exchangeable for shares of Capital Stock of, or other equity or voting interest in, such Person, (iii) options, warrants, rights or other commitments or agreements to acquire from such Person, or that obligates such Person to issue, any Capital Stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of Capital Stock of, or other equity or voting interest in, such Person, and (iv) obligations of such Person to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any Capital Stock of, or other equity or voting interest (including any voting debt) in, such Person.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer or import controls (including without limitation, the Export Administration Regulations administered by the U.S. Department of Commerce and customs and import laws administered by U.S. Customs and Border Protection, the EU Dual Use Regulation (Regulation (EC) No 428/2009) and applicable laws and regulations administered and enforced by the United Kingdom) applicable to the any Company or Subsidiary thereof from time to time.

“Excess Junior Dividends” has the meaning set forth in the Certificate of Designation.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Excluded Securities” means (i) shares of Capital Stock or options or rights to purchase such shares, in each case issued to directors, officers, employees or consultants pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries, or any employee agreements or arrangements or programs, in each case that is approved by the Board or the compensation committee, (ii) shares of Capital Stock issued pursuant to any present or future plan providing for the reinvestment of dividends or for interest payable on securities of the Company, (iii) Class A Common Shares issued or issuable upon conversion of the Series A Preferred Shares in accordance with the terms hereof, (iv) shares of Capital Stock issued or issuable upon exercise, conversion or exchange of any right, option, warrant or convertible or exchangeable security outstanding and as in effect as of the date hereof, (v) shares of Capital Stock issued as consideration in a bona fide acquisition or merger or in a bona fide joint venture agreement, (vi) shares of Capital Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, marketing or other similar agreements or similar strategic partnerships in connection with the operation of the Company and not in connection with a transaction the primary purpose of which is to raise equity capital, (vii) rights, options or warrants to acquire shares of Capital Stock issued in connection with any stockholder rights plan, (viii) any dividends or distributions of securities declared and paid to holders of Class A Common Shares to the extent the Series A Preferred Shares are entitled to participate in such dividend or distribution pursuant to the terms of the Certificate of Designations and (ix) Capital Stock issued pursuant to any dividend, split, combination or other reclassification.

“Exercise Notice” shall have the meaning set forth in Section 7.02(b).

“Governmental Entity” shall mean any United States or non-United States federal, state or local government, or any agency, bureau, board, commission, department, tribunal or instrumentality thereof or any court, tribunal, or arbitral or judicial body, including Nasdaq and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

“Intellectual Property” shall have the meaning set forth in Section 3.12.

“IT Systems” shall have the meaning set forth in Section 3.12.

“IFRS” shall mean International Financial Reporting Standards.

“Latin America” means all of Central America and South America, including the following countries and their respective territories, possessions and commonwealths, and any successor countries occupying in whole or in part the geographic territory thereof: Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, El Salvador, Ecuador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela.

“Law” shall mean any applicable law, statute, code, ordinance, rule, regulation, or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

“Lien” shall mean any lien, exclusive license, mortgage, charge, pledge, security interest, claim or other encumbrance.

“Lock-up Termination Date” shall have the meaning set forth in Section 6.03(a)(i).

“Material Adverse Effect” means any change, event, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to, and are continuing as of, the date of determination of the occurrence of the Material Adverse Effect, has a material adverse effect on the business, properties, management, financial position, shareholders’ equity, results of operations or prospects of the Company and its Subsidiaries taken as a whole.

“Nasdaq” shall mean The Nasdaq Global Select Market (or its successor).

“Observer” shall have the meaning set forth in Section 6.02.

“Offer” shall have the meaning set forth in Section 7.03(b).

“Offer Notice” shall have the meaning set forth in Section 7.03(a).

“Offered Securities” shall have the meaning set forth in Section 7.03(a).

“Offer Period” shall have the meaning set forth in Section 7.03(b).

“Offer Price” shall have the meaning set forth in Section 7.03(a).

“Offeror” shall have the meaning set forth in Section 7.03(a).

“Organizational Document” shall mean, as applicable, an entity’s agreement or certificate of limited partnership, limited liability company agreement, certificate of formation, incorporation or registration, certificate of designation, memorandum or articles of association or incorporation, bylaws or other similar organizational documents.

“Partnership Agreement” shall have the meaning set forth in the preamble.

“Person” shall mean any individual, corporation, limited liability company, exempted company, exempted limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof or other “Person” as contemplated by Section 13(d) of the Exchange Act.

“Personal Data” shall have the meaning set forth in Section 3.11.

“Placement Agent” means Jefferies LLC.

“Principal Operations” means (a) having corporate headquarters located in Brazil or (b) deriving more than 50% of revenues from activities in, or related to, Brazilian investments.

“Purchase Price” shall have the meaning set forth in Section 2.01.

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Adverse Effect” shall have the meaning set forth in the Section 4.03.

“Regulatory Hardship” shall have the meaning set forth in the Section 6.03(b)(i).

“Regulatory Hardship Notice” shall have the meaning set forth in the Section 6.03(b)(i).

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person’s and each such Affiliate’s respective directors, officers, employees, managers, trustees, principals, shareholders, members, general or limited partners, agents and other representatives.

“Rule 144” shall have the meaning set forth in Section 4.09(a).

“Sanctions” shall have the meaning set forth in Section 3.20.

“Sanctioned Country” shall have the meaning set forth in Section 3.20.

“SEC” shall mean have the meaning set forth in the recitals.

“SEC Documents” shall have the meaning set forth in Section 3.07.

“Securities Act” shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Series A Preferred Shares” has the meaning set forth in the recitals.

“Subject Shares” shall have the meaning set forth in Section 2.01.

“Subsequent Issuance” shall have the meaning set forth in Section 6.04.

“Subsequent Issuance Notice” shall have the meaning set forth in Section 6.04.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries. Notwithstanding the foregoing, no Ares Client will be deemed to be a Subsidiary of an Ares Entity and no Company Client will be deemed a Subsidiary of the Company. As of the date hereof, the Company’s Subsidiaries and its corporate structure are listed in the SEC Documents and on Schedule I.

“Taxes” shall mean any and all taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and any ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding (including that collected as a withholding agent), employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs or duties.

“Third Party” means a prospective purchaser(s) of Class A Common Shares in an arm’s-length transaction from the Purchaser, other than an Affiliate of the Purchaser.

“Transfer” shall mean, with respect to any security, a direct or indirect transfer, sale, exchange, assignment, pledge, mortgage, charge, hypothecation or other encumbrance or other disposition of such security or any interest therein, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily or by operation of law. Notwithstanding the foregoing, any Transfer or change of ownership of interests of or in any Person a majority of whose assets (measured by fair market value) are not direct or indirect beneficial ownership interests in the Series A Preferred Shares or any Class A Common Shares issued upon conversion thereof shall not be deemed to be a Transfer of the Series A Preferred Shares or any Class A Common Shares issued upon conversion thereof, provided that such Person remains an Ares Entity.

“Voting Agreement” shall mean the agreement between the Company and each holder of Class B Common Shares in substantially the form attached hereto as Exhibit C.

Article 2
Authorization, Purchase and Sale of the Securities.

Section 2.01.   Authorization, Purchase and Sale.

(a)   Subject to and upon the terms and conditions of this Agreement, the Company will issue, sell, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase from the Company, at the Closing, 100,000 Series A Preferred Shares (such shares, the “Subject Shares”) for an aggregate purchase price of US$100,000,000.00 (the “Purchase Price”). At Closing, the Subject Shares shall represent the entirety of the Series A Preferred Shares of the Company.

Section 2.02.  Closing.

(a)   Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the closing of the purchase and sale of the Subject Shares (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10007, on the third (3rd) Business Day after the satisfaction or waiver of the latest to occur of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction), or at such other place or such other date as mutually agreed to by the parties hereto (the date on which the Closing occurs, the “Closing Date”).

(b)   Subject to the satisfaction or waiver on or prior to the Closing Date of the conditions set forth in Article 8, at the Closing:

(i)   the Company shall deliver to the Purchaser evidence, reasonably acceptable to the Purchaser, that the Subject Shares have been issued in book-entry form maintained by the Company’s registrar and transfer agent (which shall constitute the register of members of the Company for the purposes of Cayman Islands law); and

(ii)   the Purchaser shall deliver, or cause to be delivered, to the Company the Purchase Price by wire transfer of immediately available funds to an account or accounts, which the Company shall designate in writing to the Purchaser at least two (2) Business Days prior to the Closing Date.

Article 3
Representations and Warranties of the Company.

The Company hereby represents and warrants, as of the date hereof and as of the Closing Date, to the Purchaser as follows:

Section 3.01.   Organization and Power. The Company and each of its Subsidiaries (i) have been duly incorporated and/or organized and are validly existing and in good standing (to the extent applicable) under the laws of their respective jurisdictions of organization and/or incorporation, (ii) are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and (iii) have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02.   Authorization. The Company has full right, power and authority to execute and deliver this Agreement and the Certificate of Designations, and to perform its obligations hereunder and thereunder, and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the Certificate of Designations and the due and proper authorization of the consummation by it of the transactions contemplated hereby and thereby has been duly and validly taken. This Agreement has been duly authorized, executed and delivered by the Company and, assuming due execution and delivery by the Purchaser, this Agreement constitutes, and (as of the Closing) the Certificate of Designations will constitute, a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

Section 3.03.  The Subject Shares. The Subject Shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of the Subject Shares will not be subject to any preemptive or similar rights. At Closing, the Subject Shares shall represent the entirety of the Series A Preferred Shares of the Company. Upon any conversion of the Subject Shares into Class A Common Shares pursuant to the Certificate of Designations, the Class A Common Shares issued upon such conversion will be validly issued, fully paid and non-assessable, and will not be subject to any preemptive or similar rights. The Class A Common Shares to be issued upon any conversion of the Subject Shares into Class A Common Shares have been duly reserved for such issuance.

Section 3.04.   Capitalization. The Company has the following authorized share capital: 1,000,000,000 shares of par value US$0.00005 each. Of those authorized shares, (i) 500,000,000 are designated as Class A Common Shares, (ii) 250,000,000 are designated as Class B Common Shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. All of the issued and outstanding shares of the Capital Stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights. There are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of the Capital Stock or other equity interest in the Company or any of its Subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any Capital Stock of the Company or any such Subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options, except (A) as disclosed in the SEC Documents filed as of the date of this Agreement and (B) stock options or restricted share units in connection with employee benefit plans, which, considering the stock option and restricted share units poll to this date, may result, in the aggregate, in the issuance of a total of up to 3,700,000 shares. All the outstanding shares of Capital Stock or other equity interests of each Subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any Lien, restriction on voting or transfer or any other claim of any third party.

Section 3.05.   No Conflict. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any of its Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) result in any violation of the provisions of the Organizational Documents of the Company or any of its Subsidiaries or (iii) result in the violation of any Law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority.

Section 3.06.   Consents. No consent, approval, authorization, order, registration or qualification of or with (any of the foregoing being a “Consent”), any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, the sale of the Subject Shares and the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the issuance of Subject Shares.

Section 3.07.   SEC Documents; Financial Statements; Sarbanes-Oxley Act.

(a)   Each of the documents filed by the Company with the SEC (the “SEC Documents”) since January 1, 2023, as of its respective filing date, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document, and, except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document filed and publicly available prior to the date of this Agreement, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)   The consolidated financial statements and the related notes thereto of the Company and its consolidated Subsidiaries included or incorporated by reference in the SEC Documents present fairly the financial position of the Company and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified. Such consolidated financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods covered thereby; and the other financial information included or incorporated by reference in the SEC Documents has been derived from the accounting records of the Company and its consolidated Subsidiaries and presents fairly the information shown thereby.

(c)   Other than as disclosed in the SEC Documents, the Company and each Subsidiary is in compliance with all applicable requirements of the Sarbanes Oxley Act of 2002 and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

Section 3.08.   No Unlawful Payments. Neither the Company nor any of its Subsidiaries, nor any director or officer of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any employee, agent, Affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any applicable provision of the Foreign Corrupt Practices Act of 1977, as amended, the Brazilian Anti-Corruption Act , No. 12,846, or any applicable Law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (“Anti-Corruption Laws”), or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit except as disclosed to the Purchaser. The Company and its Subsidiaries have instituted, maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable Anti-Corruption Laws. Neither the Company nor its Subsidiaries will use, directly or indirectly, the proceeds of the offering of the Shares hereunder in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws. None of the Company or any Subsidiary thereof has received any written allegation, notice or inquiry from any Government Entity that alleges that such entity or its respective directors, officers, employees or agents (acting on behalf of the Company or any Subsidiary thereof) may have violated, nor has the Company made any voluntary or directed disclosure or prior disclosure to a Government Entity related to, any Anti-Corruption Law.

Section 3.09.   Litigation. Except as disclosed in the SEC Documents filed as of the date of this Agreement, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect. No such investigations, actions, suits or proceedings are, to the knowledge of the Company, threatened or contemplated by any governmental or regulatory authority or threatened by others.

Section 3.10.   Title to Properties. Except as disclosed in the SEC Documents filed as of the date of this Agreement, the Company and its Subsidiaries have good and marketable title in fee simple (in the case of real property) to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its Subsidiaries, in each case free and clear of all Liens, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.11.   Intellectual Property. Except as disclosed in the SEC Documents filed as of the date of this Agreement: (i) the Company and its Subsidiaries own or possess adequate rights to use all uniform resource locators (URLs) and domain names, patents, patent applications, trademarks, service marks, trade names, trademark registrations and applications, service mark registrations and applications, registered and unregistered copyrights, inventions, data, database, software, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), and all other intellectual property or proprietary rights used in the conduct of their respective businesses as they are currently conducted (collectively, “Intellectual Property”), in each case, free and clear of all Liens; (ii) there are no third parties who have established or, to the Company’s knowledge, will be able to establish, rights to any Intellectual Property, except for, and to the extent of, the ownership rights of the owners of the Intellectual Property which the SEC Documents disclose is licensed to the Company; (iii) to the Company’s knowledge, there is no infringement by third parties of any Intellectual Property; (iv) to the Company’s knowledge, there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s or its Subsidiaries’ rights in or to any Intellectual Property; (v) to the Company’s knowledge, there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any Intellectual Property, and the Company or any of its Subsidiaries is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim that could reasonably be expected to have a Material Adverse Effect; (vi) to the Company’s knowledge, the operation of the business of the Company and the its Subsidiaries is not infringing, misappropriating or otherwise violating, and has not, in the past three (3) years, infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person, and there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any patent, trademark, trade name, service mark, copyright, trade secret or other intellectual property or proprietary rights of others, and the Company or any of its Subsidiaries is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (vii) to the best of the Company’s knowledge, the Company and its Subsidiaries have complied with the terms of any agreement pursuant to which Intellectual Property has been licensed to the Company or any of its Subsidiaries, and all such agreements that are material for the conduct of their respective businesses as they are currently conducted are in full force and effect; and (viii) to the best of the Company’s knowledge, there is no patent or patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property or that challenges the validity, enforceability or scope of any of the Intellectual Property except, with respect to each item (i)-(viii), as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.12.   Information Technology. Except as disclosed in the SEC Documents filed as of the date of this Agreement, the Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries and, to the Company’s knowledge, in the past three (3) years, there have been no failures, breakdowns, outages, or unavailability of any IT Systems that have materially and adversely affected the business of the Company or a Subsidiary. The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their Intellectual Property and material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and have complied in all material respects with all applicable Laws relating to the privacy or security of Personal Data, including the Brazilian General Data Protection Law (“LGPD”), as well as the Company’s own policies and procedures and Contracts relating to the privacy or security of Personal Data, and has fully implemented controls, policies, procedures, and safeguards to meet the requirements of LGDP and all applicable Laws, and to the best of the Company’s knowledge, there have been no breaches, violations, outages or unauthorized uses of or accesses to the IT Systems or any unlawful access, use, disclosure, modification, or deletion of Personal Data, except for those that have been remedied without cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same or that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company and its Subsidiaries are not currently and, in the past three (3) years, have not been involved in actions, suits, proceedings or claims, or to the Company’s knowledge been under any investigation by any Governmental Entity, in each case, regarding the Company’s or any Subsidiary’s collection, use, access, disclosure, modification, deletion, security, or other processing of Personal Data or compliance with any Data Security Requirements.

Section 3.13.   No Undisclosed Relationships. To the Company’s knowledge, no relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries, on the one hand, and the directors, officers, stockholders, or affiliates of the Company or any of its Subsidiaries, on the other, that is required by the Securities Act to be described in a registration statement to be filed with the SEC and that is not so described in the SEC Documents filed as of the date of this Agreement.

Section 3.14.   Permits. The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except where such revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.15.   No Labor Disputes. Except as set forth on Schedule II, no employees of the Company or any of its Subsidiaries are represented by any union, works council or other labor organization or employee representative, and neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or other labor-related contract with any such organization or representative. Neither the Company nor any of its Subsidiaries is engaged in any illegal labor practice, except as would not, individually or in the aggregate, have a Material Adverse Effect. No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its Subsidiaries’ principal suppliers, contractors or customers, except as would not, individually or in the aggregate, have a Material Adverse Effect. With respect to the transactions contemplated by this Agreement, the Company and each of its Subsidiaries has satisfied in all material respects any notice, information, consultation or bargaining obligations owed to its employees and any labor or trade union, works council, or other labor organization or employee representative under applicable Law or agreement.

Section 3.16.   Environmental Compliance. (i) The Company and its Subsidiaries (x) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its Subsidiaries, except in the case of each of (x), (y) and (z) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.17.   Taxes. The Company and its Subsidiaries have paid all income and other material federal, state, local and non-U.S. Taxes and filed all income and other material Tax returns required to be paid or filed through the date hereof (except for any Taxes (i) for which an extension has been properly obtained or (ii) which are being contested in good faith and by appropriate proceedings (provided adequate reserves have been provided for such Taxes)). There is no material Tax deficiency or assessment that has been, or could reasonably be expected to be, asserted against the Company or any of its Subsidiaries or any of their respective properties or assets. There are no Liens for material Taxes upon any of the assets of the Company or any Subsidiary of the Company other than any Liens for Taxes not yet due or payable, or which are being contested in good faith and for which reserves have been established in accordance with IFRS. Neither the Company nor any of its Subsidiaries is currently the subject of any material Tax audit or examination by any taxing authority or has been informed in writing of the commencement or anticipated commencement of any material Tax audit or examination by any taxing authority that has not been resolved or completed, in each case, with respect to income or other material Taxes.

Section 3.18.   Insurance. The Company and its Subsidiaries have insurance against such losses and risks as the Company reasonably believes is prudent for companies engaged in similar business in similar industries in Brazil; all policies of insurance insuring the Company or any of its Subsidiaries or their respective businesses, assets, directors and officers and employees are in full force and effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments; there are no claims by the Company or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any of its Subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect .

Section 3.19.   Compliance with Anti-Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

Section 3.20.   No Conflicts with Sanctions Laws. Neither the Company nor any of its Subsidiaries, directors or officers, nor, to the knowledge of the Company, any employees, agent, Affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury as extended to the Cayman Islands, the Cayman Islands, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic of Ukraine, the so-called Luhansk People’s Republic of Ukraine, any other “Covered Region” of Ukraine identified pursuant to Executive Order 14065 and non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Subject Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person of Sanctions. For the past five years, the Company and its Subsidiaries have not directly or knowingly indirectly engaged in and are not now directly or knowingly indirectly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country, and have not otherwise violated applicable Sanctions or Ex-Im Laws. None of the Company or any Subsidiary thereof has received any written allegation, notice or inquiry from any Government Entity that alleges that such entity or its respective directors, officers, employees or agents (acting on behalf of the Company or any Subsidiary thereof) may have violated, nor has the Company made any voluntary or directed disclosure or prior disclosure to a Government Entity related to, any Sanctions or Ex-Im Laws.

Section 3.21.   No Integration. Neither the Company nor any of its Affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Subject Shares in a manner that would require registration of the Subject Shares under the Securities Act.

Section 3.22.   No General Solicitation or Directed Selling Efforts. None of the Company or any of its Affiliates or any other person acting on its or their behalf has solicited offers for, or offered or sold, the Subject Shares by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

Section 3.23.   Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Purchaser, the issuance and sale of the Subject Shares to the Purchaser is exempt from the registration and prospectus delivery requirement of the Securities Act and the rules and regulations promulgated thereunder.

Section 3.24.   Absence of Certain Changes. Since January 1, 2023, (i) there has not been any material change in the Capital Stock, long-term debt, notes payable or current portion of long-term debt of the Company or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of Capital Stock, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, shareholders’ equity, results of operations or prospects of the Company and its Subsidiaries taken as a whole; and (ii) neither the Company nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Company and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole.

Section 3.25.   No Defaults. Neither the Company nor any of its Subsidiaries is: (i) in violation of its Organizational Documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject; or (iii) in violation of any Law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.26.   Brokers. Except for Jefferies, the Company has not retained, utilized or been represented by any broker, finder or investment banker in connection with the transactions contemplated by this Agreement whose fees or commission in connection with the transactions contemplated by this Agreement the Purchaser or the Company could be required to pay.

Section 3.27.   No Additional Compensation or Bonus as a Result of the Transaction. None of the negotiation or execution of this Agreement or the other transactions contemplated by this Agreement, or the consummation of the transactions contemplated by this Agreement will (x) entitle any officer, director, manager or employees of the Company or any of its Subsidiaries to retention pay, severance pay, or any increase in severance pay upon any termination of employment after the date of this Agreement, or (y) accelerate the time of payment or vesting of any equity awards. There is no golden parachute, bonus, equity rights or other similar special benefits offered to the managers or officers, or to third party, employees or staff who render services to the Company or its Subsidiaries as a result of the transactions contemplated under this Agreement.

Section 3.28.   Nasdaq. The Class A Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq, and there is no action pending by the Company or any other Person to terminate the registration of the Class A Common Shares under the Exchange Act or to delist the Class A Common Shares from Nasdaq, nor has the Company received any notification that the SEC or Nasdaq is currently contemplating terminating such registration or listing. The issuance and sale of the Subject Shares, and the conversion of the Subject Shares into Class A Common Shares, does not and will not contravene Nasdaq rules or regulations.

Section 3.29.   No Other Representations and Warranties. Except for the representations and warranties contained in Article 3 and any schedules or certificates delivered in connection herewith, the Company makes no other representation or warranty, express or implied, written or oral, and hereby, to the maximum extent permitted by applicable Law, disclaims any such representation or warranty, whether by the Company or any other Person, with respect to the Company or with respect to any other information (including, without limitation, pro forma financial information, financial projections or other forward-looking statements) provided to or made available to the Purchaser or any of its Representatives in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit the right of the Purchaser and its Affiliates to rely on the representations, warranties, covenants and agreements expressly set forth in this Agreement or in any certificate delivered pursuant hereto, nor will anything in this Agreement operate to limit any claim by the Purchaser or any of its Affiliates for fraud.

Article 4
Representations and Warranties of the Purchaser.

The Purchaser hereby represents and warrants, as of the date hereof and as of the Closing Date, to the Company as follows:

Section 4.01.   Organization. The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

Section 4.02.   Authorization. The Purchaser has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the due and proper authorization of the consummation by it of the transactions contemplated thereby has been duly and validly taken and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of such Purchaser enforceable against such Purchase in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03.   No Conflict. The execution, delivery and performance of this Agreement by the Purchaser, and the consummation of the transactions contemplated hereby do not and will not (i) result in any violation of the provisions of the Organizational Documents of the Purchaser or (ii) result in the violation of any Law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of the Purchaser to perform its obligations under this Agreement (a “Purchaser Adverse Effect”).

Section 4.04.   Consents. No Consent of any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Purchaser in connection with (i) the execution, delivery or performance of this Agreement and (ii) the consummation of the transactions contemplated hereby, except for such consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the issuance of the Subject Shares and such Consents the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Purchaser Adverse Effect.

Section 4.05.   Brokers. The Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company could be required to pay.

Section 4.06.   Purchase Entirely for Own Account. The Purchaser is acquiring the Subject Shares for its own account solely for the purpose of investment, not as nominee or agent, and not with a view to, or for sale in connection with, any distribution of the Subject Shares in violation of the Securities Act, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, in violation of the Securities Act without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or an part of the Subject Shares subject to applicable federal and state securities laws and to the restrictions set forth herein. The Purchaser has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Subject Shares.

Section 4.07.   Investor Status. The Purchaser certifies and represents to the Company that it is an institutional “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Section 4.08.   Information. The Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Subject Shares that have been requested by it. The Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Purchaser or its advisors, if any, or its representatives shall modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained herein. The Purchaser understands that its investment in the Subject Shares involves a high degree of risk. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Subject Shares.

Section 4.09.   Securities Not Registered.

(a)   The Purchaser understands that none of the Subject Shares have been approved or disapproved by the SEC or by any state securities commission nor have the Subject Shares been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Subject Shares being acquired by the Purchaser are “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”) under applicable federal securities laws and must continue to be held by the Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. Such Purchaser agrees: (A) that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Subject Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Subject Shares under the Securities Act and all applicable state or local securities laws, or in a transaction that is exempt from the registration provisions of the Securities Act and all applicable state or local securities laws, (B) that any certificates representing the Subject Shares will bear a legend making reference to the foregoing restrictions and (C) that the Company shall not be required to give effect to any purported transfer of the Subject Shares except upon compliance with the foregoing restrictions.

(b)   The Purchaser understands that the Subject Shares shall be subject to the restrictions contained herein.

(c)   The Purchaser understands that the Subject Shares, and any securities issued in respect thereof or in exchange therefor, will bear one or all of the legends set forth in the Certificate of Designations.

Section 4.10.   Financing. The Purchaser has, or by the Closing will have, an amount of cash or available lines of credit sufficient to enable it to consummate the transactions contemplated hereunder on the terms and conditions set forth in this Agreement.

Section 4.11.   Non-Reliance. Neither the Purchaser nor any of its Representatives has relied or is relying on any representation or warranty, express or implied, written or oral, made by the Company or any of its Representatives, except those representations and warranties expressly set forth in Article 3 or in any schedule or certificate delivered in connection herewith. Neither the Company nor any of its Representatives will have or be subject to any liability or indemnification obligation to the Purchaser or any other Person resulting from any other express or implied representation or warranty with respect to the Company, unless any such information is expressly included in a representation or warranty contained in Article 3 or in any schedule or certificate delivered in connection herewith. The Purchaser acknowledges and agrees that (i) it has independently evaluated the merits of its decision to purchase the Subject Shares, (ii) it has not relied on the advice of, or any representations by, the Placement Agent or any of its Affiliates (or on any information provided by them) in connection with the evaluation of the Company by the Purchaser and its Representatives, the Purchaser’s decision to purchase the Subject Shares and the Purchaser’s decision to enter into the other transactions contemplated by this Agreement, (iii) the Purchaser has not relied on any investigation that the Placement Agent or any of its Affiliates or any person acting on its or their behalf may have conducted with respect to the Subject Shares or the Company, and (iv) neither the Placement Agent nor any of its Affiliates shall have any liability or obligation in respect of the offer, issue and sale of the Subject Securities contemplated by this Agreement.

Section 4.12.   No Other Representations and Warranties. Except for the representations and warranties contained in Article 4 and any schedules or certificates delivered in connection herewith, the Purchasers make no other representation or warranty, express or implied, written or oral, and hereby, to the maximum extent permitted by applicable Law, disclaims any such representation or warranty, whether by the Purchasers or any other Person, with respect to the Purchasers or with respect to any other information (including, without limitation, pro forma financial information, financial projections or other forward-looking statements) provided to or made available to the Company or any of its Representatives in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit the right of the Company and its Affiliates to rely on the representations, warranties, covenants and agreements expressly set forth in this Agreement or in any certificate delivered pursuant hereto, nor will anything in this Agreement operate to limit any claim by the Company or any of its Affiliates for fraud.

Article 5
Company’s Covenants

Section 5.01.   Class A Common Shares Issuable Upon Conversion. From and after the Closing, the Company shall at all times have authorized and available for issuance such number of Class A Common Shares as shall be from time to time sufficient to satisfy the conversion requirements in full of all the outstanding Subject Shares into Conversion Shares, including as may be adjusted for share splits, combinations or other similar transactions as of any date of determination. All Class A Common Shares delivered upon conversion of the Subject Shares shall be newly issued shares or shares held in treasury by the Company, shall have been duly and validly authorized and issued and fully paid and non-assessable and shall not be subject to any pre-emptive or similar rights. While the Series A Preferred Shares are outstanding, the Company shall use commercially reasonable efforts to maintain the listing or designation for quotation (as the case may be) of all Class A Common Shares from time to time issuable under the terms of this Agreement on a national securities exchange or automated quotation system as long as the Class A Common Shares are listed on such national securities exchange or automated quotation system.

Section 5.02.   Rule 144 Reporting; Information Rights. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Subject Shares to the public without registration, the Company agrees to use its reasonable best efforts to:

(a)   make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act (or any similar provision then in effect), at all times from and after the Closing Date;

(b)   file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the Closing Date; and

(c)   furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act (or any similar provision then in effect) and (ii) unless otherwise available via the SEC’s EDGAR filing system, to the Purchaser forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Purchaser may reasonably request in availing itself of any rule or regulation of the SEC allowing the Purchaser to sell any such securities without registration.

Section 5.03.   Purchaser Rights. For so long as the Purchaser is entitled to the rights set forth below under either Section 7.05 or Section 6.04, the Company shall furnish to the Purchaser the financial and other information set forth on Schedule III and such other information that is provided to the Board and any committee of the Board, subject to entering into a confidentiality agreement with the Company. For so long as the Purchaser continues to beneficially own at least 25% of the Company’s outstanding Series A Preferred Shares, the Company shall furnish to the Purchaser the financial and other information set forth on Schedule III, subject to entering into a mutually acceptable confidentiality agreement with the Company.

Section 5.04.   Board Member.

(a)   Within five (5) Business Days after the Closing, the Company shall appoint a representative of the Purchaser, to be designated by the Purchaser to serve as a director on the Board (“Ares Board Member”) in accordance with Article 21.3 of the Company’s Amended and Restated Memorandum and Articles of Association, provided that such representative shall, in the good faith determination of the Purchaser, have sufficient seniority and be reasonably qualified to execute the duties of a director of a U.S. publicly-listed company.

(b)   The Company shall take all actions reasonably necessary to ensure that (i) an ordinary resolution to appoint the Ares Board Member to the Board is put forth to the shareholders for their consideration and approval at the next general meeting of the Company in accordance with Article 21.4 of the Company's Memorandum and Articles of Association; (ii) the ordinary resolution to appoint the Ares Board Member to the Board is included in the proxy statement prepared by management of the Company in connection with soliciting proxies, as well as any notice to be delivered to the shareholders for the purpose of convening a general meeting of the Company; (iii) the Board recommends that the Company’s shareholders vote in favor of the appointment of the Ares Board Member; (iv) the Company supports the Ares Board Member for appointment in a manner no less favorable than the manner in which the Company supports its other director nominees; and (v) the Company otherwise uses reasonable best efforts to cause the appointment of the Ares Board Member to the Board.

(c)   The Company will make the appointment pursuant to clause (a) and (b) of this Section 5.04, and the Ares Board Member shall continue to serve on the Board, only so long as (i) the Purchaser, together with its Affiliates, continues to beneficially own at least 75% of the Subject Shares (in any combination of Series A Preferred Shares and Class A Common Shares) and (ii) the Partnership Agreement has been executed and has not been dissolved or terminated; thereafter, the Ares Board Member, if then serving on the Board, shall offer to resign from service.

(d)   For so long as the Ares Board Member serves on the Board, Ares Board Member shall (i) be subject to the Company’s Code of Ethics (as publicly available on its website), the Company’s insider trading policy, and the Company’s other corporate policies and procedures applicable to members of the Board, as well as the corporate governance standards of the Nasdaq Global Select Market, (ii) be invited to attend all meetings of the Board and any committee of the Board, including in-person with respect to at least one Board meeting per year, (iii) be entitled to be repaid for all expenses reasonably incurred in attending any Board meetings, committee meetings or general meetings or otherwise in connection with the discharge of its duties as a Board member, and (iv) participate as a full member of the Board in accordance with the Company's Memorandum and Articles of Association.

(e)   At all times that the Purchaser has the right to appoint a director to the Board, the Company shall not, and it shall not cause any of its Representatives, to amend, alter, modify, supplement, discontinue, suspend or terminate, in whole or in part, any provision or provisions of the Voting Agreement, without the prior written consent of the Purchaser, and the Company will fully enforce and will not amend or waive any of the terms and conditions.

Section 5.05.   Business Opportunities. To the fullest extent permitted by Law, the Company shall, and hereby does, renounce any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a business opportunity for the Ares Board Member or an Ares Entity and the Company or any of its Subsidiaries to the extent such business opportunity is permitted by the non-compete provision in the Partnership Agreement. In furtherance of the foregoing, to the fullest extent permitted by Law, in the event that an Ares Board Member acquires knowledge of a potential transaction or other business opportunity that may be a business opportunity for the Ares Board Member or an Ares Entity and the Company or any of its Subsidiaries, such Ares Board Member shall have no duty to communicate or offer such transaction or other business opportunity to the Company or any of its Subsidiaries and shall not be liable to the Company or its Subsidiaries for breach of any fiduciary duty to the Company solely by reason of the fact that such Ares Board Member pursues or acquires such business opportunity for himself or herself, offers or directs such business opportunity to another Person, or does not communicate information regarding such business opportunity to the Company or any of its Subsidiaries. Notwithstanding the foregoing, the Company does not renounce its interest in any business opportunity offered to an Ares Board Member or an Ares Entity if such opportunity is offered to such Ares Board Member in his or her capacity as a member of the Board or in connection with such individual’s or such Ares Entity’s role in the strategic partnership pursuant to the Partnership Agreement. For the avoidance of doubt, a business opportunity shall not be deemed to be a potential business opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally able, nor contractually permitted, to undertake; (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company; or (iii) is one in which the Company has no interest or reasonable expectancy.

Section 5.06.   Adjustment to Conversion Rate. From the date hereof until the Closing, the Company and its Subsidiaries shall not effect any transaction that would have resulted in an adjustment to the Conversion Rate (as defined in the Certificate of Designations from the Series A Preferred Shares).

Article 6

Purchaser’s Covenants

Section 6.01.   Trading of Company Securities. During the periods between the date hereof and the Closing, neither the Purchaser nor any of its Affiliates shall sell short any securities of the Company or enter into any derivative (whether cash-settled or otherwise) thereof with a similar effect.

Section 6.02.   Board Observer. Within five (5) Business Days after the Closing, the Company shall invite and permit one authorized employee of the Purchaser or its Affiliate to be designated by the Purchaser and seek the approval of the Board (such approval not to be unreasonably withheld) to designate such representative as an observer to the Board (the “Observer”), provided that such representative shall, in the good faith determination of the Purchaser, have sufficient seniority and be reasonably qualified to execute the duties expected of an observer to the Board and shall, to the extent applicable to board observers, be subject to the Company’s Code of Ethics (as publicly available on its website), the Company’s insider trading policy, and the Company’s other corporate policies and procedures applicable to members of the Board. In addition, the Observer shall be, subject to the exceptions set forth below, invited to attend all meetings of the Board and any committee of the Board, including in-person with respect to at least one Board meeting per year, and in connection therewith shall be entitled to receive copies of all notices, minutes, consents, and other materials that the Company provides to its directors on the same terms and in the same manner as provided to the other members of the Board (the “Board Documents”). The Observer may participate in discussions of matters brought before the Board (and, as applicable, its committees), but shall in all other respects be a nonvoting observer. The Company shall have the right at its sole discretion to exclude the Observer from any portion or all of any meeting of the Board (or any committee), or withhold a portion of the Board Documents, on a case-by-case basis, if required by Law or if the Board or any executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company determines based on the advice of counsel that exclusion of the Observer is reasonably necessary (i) to preserve the attorney-client privilege between the Company and its counsel, (ii) to prevent disclosure of trade secrets to the Observer, or (iii) as a result of breach by the Purchaser or any Ares Entities of Section 8.06 of the Partnership Agreement. The Company and the Purchaser agree that upon the appointment of any such Observer, the Company and the Purchaser shall negotiate, and shall use good faith efforts to cause the Observer to enter into, a confidentiality agreement and any other agreements reasonably deemed necessary by the Company to approve the appointment of the Observer. If at any time the Observer ceases to serve as an observer to the Board, then the Company will appoint a replacement representative of the Purchaser, to be designated by the Purchaser, to serve as an observer to the Board in accordance with the first sentence of this Section 6.02. Upon the resignation of any Observer, the Company and the Purchaser shall use their good faith efforts to appoint a replacement representative as Observer in accordance with the procedures set forth above, in each case within fifteen (15) calendar days of any such Observer resignation. Purchaser shall maintain the right to designate one Observer pursuant to this Section 6.02 only (a) so long as (i) the Purchaser, together with its Affiliates, continues to beneficially own at least 25% of the Subject Shares (in any combination of Series A Preferred Shares and Class A Common Shares) and (ii) the Partnership Agreement has been executed and has not been dissolved or terminated or (b) the Purchaser, together with its Affiliates, continues to beneficially own at least 75% of the Subject Shares (in any combination of Series A Preferred Shares and Class A Common Shares); thereafter, any Observer shall lose all rights set forth above.

Section 6.03.   Transfer Restrictions.

(a)   Lock-Up.

(i)   Without the prior written consent of the Company, the Purchaser shall not Transfer any (i) Subject Shares or (ii) Class A Common Shares issued upon conversion thereof in an amount representing over 10% of the Company’s aggregate issued and outstanding Class A Common Shares, in each case prior to the date that is two years after the Closing Date (the “Lock-up Termination Date”).

(ii)   Notwithstanding anything to the contrary contained in this Section 6.03, the Purchaser may, at any time, Transfer any or all of the Subject Shares or any Class A Common Shares issued upon conversion thereof (i) to one or more of its Affiliates, related funds or investment vehicles that agree to remain subject to the transfer restrictions in Section 6.03(a)(i) or (ii) to comply with applicable regulatory requirements, including pursuant to a Regulatory Hardship Transfer in accordance with Section 6.03(b)(i).

(iii)   The Purchaser shall not knowingly Transfer, in any single Transfer or a series of related Transfers, its Series A Preferred Shares or any Class A Common Shares issued upon conversion thereof to any Competitor, except pursuant to prior written consent of the Company.

(iv)   The Purchaser may make a bona fide pledge of any or all of its Series A Preferred Shares in connection with a bona fide loan or other extension of credit from any financial institution, and any foreclosure by any pledgee under such loan or extension of credit on any such pledged Series A Preferred Shares or Class A Common Shares (or any sale thereof) shall not be considered in violation or breach of this Section 6.03(a).

(b)   Regulatory Hardship Transfer.

(i)   If any Ares Entity (A) determines in good faith, based on the reasonable advice of external counsel, that continuing to hold all or any of the Subject Shares would violate or breach any applicable Laws or (B) receives a directive or request from any Governmental Entity of competent jurisdiction to Transfer all or any of its Subject Shares (either of clauses (A) or (B), a “Regulatory Hardship”), then the applicable Ares Entities shall promptly notify the Company of such Regulatory Hardship. Such notice shall describe the nature of the Regulatory Hardship in reasonable detail. Such description need not include information that is not permitted by applicable Laws to be disclosed. To the extent permitted by Law and practicable under the circumstances, the applicable party shall use commercially reasonable efforts to obtain permission from the appropriate Governmental Entity of competent jurisdiction to disclose such information to the other party.

(ii)   Following the occurrence of a Regulatory Hardship, the applicable Ares Entity shall have the right to Transfer (such Transfer, a “Regulatory Hardship Transfer”) only such portion of the Subject Shares that is required to be Transferred to remediate or eliminate such Regulatory Hardship to any third-party purchaser (other than a Competitor) without being subject to any restrictions on Transfer set forth in this Article 6.

Section 6.04.   Pro Rata.

(i)   Following the Closing Date and so long as it, together with its Affiliates, continues to beneficially own at least 25% of the Subject Shares (in any combination of Series A Preferred Shares and Class A Common Shares), the Purchaser shall have a pro rata right, based on the Purchaser’s (together with its Affiliates’) percentage equity ownership in the Company (assuming the conversion of all outstanding Series A Preferred Shares into Class A Common Shares and the exercise of all options outstanding under the Company’s stock plans), to participate in subsequent issuances (“Subsequent Issuance”) of Equity Securities of the Company (other than Excluded Securities) on the same terms, conditions and price provided for in such Subsequent Issuance. (ii) The Company shall, at least seven (7) Business Days prior to the execution of a document effecting such Subsequent Issuance, notify the Purchaser in writing of its intention to effect a Subsequent Issuance (the “Subsequent Issuance Notice”), which (a) sets forth (i) the proposed terms in reasonable detail, (ii) the amount of proceeds intended to be raised thereunder and (iii) the Person or Persons through or with whom such Subsequent Issuance is proposed to be effected and (b) includes an accompanying term sheet or similar documents relating thereto as an attachment. If the terms of the Subsequent Issuance change, the Company shall provide the Purchaser an additional notice setting forth such changed terms agreed upon by the Company.

(ii)   The Purchaser will notify the Company by the close of business on the fifth (5th) Business Day after its receipt of the Subsequent Issuance Notice of the Purchaser’s willingness to participate in the Subsequent Issuance on the terms described in the Subsequent Issuance Notice or acknowledgement of declining to participate in the Subsequent Issuance. The Purchaser shall be deemed to have declined to participate in the Subsequent Issuance to the extent notice is not provided to the Company by such date.

(iii)   Notwithstanding anything to the contrary in this Section 6.04 and unless otherwise agreed to by the Purchaser, the Company shall either confirm in writing to the Purchaser that the transaction with respect to the Subsequent Issuance has been abandoned or shall publicly disclose its intention to issue the securities in the Subsequent Issuance, in either case in such a manner such that the Purchaser will not be in possession of any material, non-public information, by the tenth (10th) Business Day following delivery of the Subsequent Issuance Notice. If by such tenth (10th) Business Day, no public disclosure regarding a transaction with respect to the Subsequent Issuance has been made, and no notice regarding the abandonment of such transaction has been received by the Purchaser, such transaction shall be deemed to have been abandoned and the Purchaser shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

Article 7
Mutual Covenants

Section 7.01.   Disclosure of Transactions. Other than as required under federal securities laws or other Laws, the Company and the Purchaser shall not disclose the terms of the transactions contemplated hereby and shall not, without the prior approval of the other party hereto, to make any press release or other public disclosure with respect to such transactions.

Section 7.02.   Change of Control Right of First Offer.

(a)   For so long as the Partnership Agreement has not been dissolved or terminated, the Company shall give the Purchaser notice (a “CoC Notice”) of any proposed transaction or series of transactions to be entered into by the Company that would result in a Change of Control (as defined in the Certificate of Designations, and such transaction or series of transactions a “Change of Control Transaction”) at least thirty (30) days prior to the proposed date for entering into any definitive agreement in respect of such Change of Control Transaction. The CoC Notice shall specify the material terms of the Change of Control Transaction. The Purchaser shall be entitled to enter into such Change of Control Transaction with the Company on the same terms as those specified in the CoC Notice.

(b)   If the Purchaser desires to enter into such Change of Control Transaction, it shall deliver notice to the Company (each, an “Exercise Notice”) of its desire to enter into the Change of Control transaction within ten (10) Business Days of receipt of the CoC Notice (the “Exercise Period”). The Exercise Notice shall specify the Purchaser’s agreement to accede to the terms specified in the CoC Notice and shall constitute exercise by the Purchaser of its rights (under this Section 7.02 and a binding agreement of the Purchaser and the Company upon execution thereof) to negotiate in good faith to enter into the Change of Control Transaction, subject to finalization of definitive documentation in respect of such Change of Control Transaction. If, at the termination of such 10-Business-Day period, the Purchaser shall not have delivered an Exercise Notice to the Company, the Purchaser shall be deemed to have waived all of its rights under this Section 7.02 with respect to the consummation of such Change of Control Transaction.

(c)   Upon the earlier to occur of (i) rejection of the CoC Notice by the Purchaser or (ii) the expiration of the Exercise Period without the Purchaser entering into the Change of Control Transaction, the Company shall have a 180-day period during which to enter into a definitive agreement in respect of such Change of Control Transaction of the Company on the same or more favorable (as to the Company) terms and conditions as were set forth in the CoC Notice. If the Company does not enter into a definitive agreement in respect of such Change of Control Transaction in accordance with the foregoing time limitations, then the right of the Company to effect the Change of Control Transaction to this Section 7.02 shall terminate and the Company must again comply with the procedures set forth in this Section 7.02 with respect to any proposed Change of Control of the Company.

(d)   The provisions of this Section 7.02 shall terminate upon the dissolution or termination of the Partnership Agreement.

Section 7.03.   Securities Purchase Right of First Offer.

(a)   For so long as the Partnership Agreement has not been dissolved or terminated in accordance with its terms, if the Purchaser or any Affiliate thereof desires to Transfer any Class A Common Shares underlying or converted from the Subject Shares to any Third Party, other than pursuant to a Regulatory Hardship Transfer, the Purchaser or its Affiliate (the “Offeror”) shall give notice (an “Offer Notice”) to the Company that such Offeror desires to make such a Transfer (a “Sale”) and that sets forth the number of Class A Common Shares proposed to be Transferred by the Offeror (the “Offered Securities”), the cash price per share that such Offeror proposes to be paid for such Offered Securities (the “Offer Price”) and any other material terms sought by the Offeror.

(b)   The giving of an Offer Notice to the Company shall constitute an offer (the “Offer”) by such Offeror to Transfer the Offered Securities to the Company for cash at the Offer Price and on the other terms set forth in the Offer Notice. The Company shall have a 30-day period (the “Offer Period”) in which to accept such Offer as to all (but not less than all) of the Offered Securities by giving a notice of acceptance to such Offeror prior to the expiration of such Offer Period, on the same terms as described in the Offer Notice. If the Company fails to notify the Offeror prior to the expiration of the Offer Period, it shall be deemed to have declined such Offer.

(c)   If the Company elects to purchase all (but not less than all) of the Offered Securities, the Company shall purchase and pay, by wire transfer of immediately available funds to an account designated by the Offeror, for all such purchased Offered Securities within 20 Business Days after the date on which such Offered Securities have been accepted; provided that, if the Transfer of such Offered Securities is subject to any prior regulatory approval, the time period during which such Transfer may be consummated shall be extended until the expiration of five Business Days after all such approvals shall have been received, but in no event shall such period be extended for more than an additional 60 days.

(d)   Upon the earlier to occur of (i) rejection of the Offer by the Company, (ii) the expiration of the Offer Period without the Company electing to purchase all (but not less than all) of the Offered Securities and (iii) the failure to consummate the purchase of Offered Securities within the time period set forth in Section 7.03(c), the Offeror shall have a 180-day period during which to effect a Transfer of any or all of the Offered Securities on substantially the same or more favorable (as to the Offeror) terms and conditions as were set forth in the Offer Notice at a price in cash not less than the Offer Price; provided that, if the Transfer is subject to regulatory approval, such 180-day period shall be extended until the expiration of five Business Days after all such approvals shall have been received. If the Offeror does not consummate the Transfer of the Offered Securities in accordance with the foregoing time limitations, then the right of the Offeror to effect the Transfer of such Offered Securities pursuant to this Section 7.03(d) shall terminate and the Offeror shall again comply with the procedures set forth in this Section 7.03 with respect to any proposed Transfer of Company Securities to a Third Party.

Section 7.04.   Tax Matters.

(a)   Withholding. The parties acknowledge and agree that under current law no deductions or withholdings in respect of Taxes are required to be made with respect to any payment, dividend, or distribution made on, or in connection with the redemption or conversion of, the Series A Preferred Shares. In the event any Taxes are required to be withheld or deducted, the Company shall provide the Purchaser with reasonable prior written notice of such proposed withholding or deduction and shall cooperate reasonably with the Purchaser in reducing or eliminating any such withholding or deduction.

(b)   Tax Information and Assistance.  The Company shall provide such cooperation, assistance, and/or information as the Purchaser may reasonably request from time to time with respect to tax matters, including, without limitation, information that may be applicable to tax filings or reporting requirements of the Investor (or its direct or indirect beneficial owners), including with respect to “passive foreign investment company” (withing the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) determinations and reporting matters or applicable to obtaining any exemption or exclusion from, or any credit, reduction and/or refund of withholding or other taxes on any amounts payable to the Purchaser. The Purchaser shall bear any reasonable out-of-pocket expenses incurred by the Company in complying with this Section 7.04(b) (for purposes of clarity, this sentence shall not apply to any expenses incurred by Company with respect to dividend and other information reporting matters (including IRS Forms 1099 or other information returns)), provided, further, that if the Company anticipates it will incur significant out-of-pocket expenses with respect to any request from the Purchaser pursuant to this Section 7.04(b), the Company shall notify the Purchaser of such estimated expenses and obtain the Purchaser’s consent prior to incurring such expenses.

(c)   Tax Treatment. The Purchaser and the Company acknowledge and agree that (i) the Series A Preferred Shares are intended to be treated as equity (and not debt) for U.S. federal income tax purposes, (ii) except attributable to amounts paid or to be paid in redemption in respect of Excess Junior Dividends, holders of Series A Preferred Shares are intended to not be required to include in income as a dividend for U.S. federal income tax purposes any amounts in respect of the Series A Preferred Shares unless and until dividends are declared and paid in cash, and (iii) except with respect to Excess Junior Dividends, any redemption of the Series A Preferred Shares from a holder thereof, whether in part or in full, qualifies as a sale or exchange of such Convertible Preferred for U.S. federal income tax purposes; provided, in the case of clause (iii), if so requested by the Company in writing at least five (5) business days prior to the date of such redemption, the applicable holder of Series A Preferred Shares has provided a statement to the Company in connection with such redemption that such holder does not have actual knowledge (after reasonable inquiry, provided that the holder shall not be required to make any inquiries of its limited partners, shareholders, or other holders of equity in it) of its ownership (directly, indirectly, or constructively, within the meaning of Section 302 of the Code) of any other classes of equity interests in the Company (other than non-voting preferred equity interests); provided, further, that in the event that such holder cannot deliver such statement, the Company shall use commercially reasonable efforts to cooperate with such holder in good faith to seek to cause such redemption to qualify as a sale or exchange and not as a distribution for U.S. federal income tax purposes. The Company will, and will use commercially reasonable efforts to cause any paying agent or other agent of the Company to, report consistently with, and take no positions or actions inconsistent with (including on any IRS Form 1099 or any other information return), the intended tax treatment set forth in the preceding clauses (i) through (iii) (including by way of withholding) unless otherwise required by a change in law after the date hereof or a final determination of a taxing authority which, in each case, is binding on the Company or such agent.

(d)   Excess Junior Dividend Reporting. The Company shall provide the Purchaser with written notice within a reasonable time following the existence (or increase in the amount of) Excess Junior Dividends. The Company and the Purchaser shall mutually agree as to what reporting, if any, shall be made with respect to Excess Junior Dividends, including, with respect to the determination of the amount of any Excess Junior Dividend, if any, that may be reported as a dividend for U.S. federal income tax purposes (any such determination shall take into account any discount attributable to the probability of conversion). The Company and the Purchaser shall use commercially reasonable efforts reach any such agreement and determinations promptly following the end of any calendar year in which Excess Junior Dividends arise, and in any event, before any information returns (e.g., IRS Form 1099s) are submitted to any taxing authority. In the event that the Company and the Purchaser are unable to resolve any disputes with respect to the reporting of Excess Junior Dividends, the Purchaser and the Company shall submit such dispute to a jointly retained, nationally recognized, and independent accounting firm for resolution, which resolution shall, absent manifest error or fraud, be binding on the parties. The expenses of any such accounting firm shall be allocated by such accounting firm between the Purchaser and the Company in proportion to the parties’ relative positions to the determination of the accounting firm.

Section 7.05.   Cooperation. Following the date hereof, the Company and the Purchaser will use reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable Laws so as to permit consummation of the transactions contemplated hereby as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate reasonably with the other party hereto to that end, including in relation to the satisfaction of the conditions to Closing and cooperating in seeking to obtain any consent required from Governmental Entities. The Company shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as the Purchaser may reasonably request to consummate or implement such transactions or to evidence such events or matters.

Article 8
Conditions Precedent.

Section 8.01.   Mutual Conditions of Closing. The obligations of the Company and the Purchaser to consummate the transactions to be consummated at the Closing is subject to the satisfaction, or mutual written waiver, of the following conditions precedent:

(a)   There shall not be any Law or order by a Governmental Entity in effect that enjoins, prohibits or materially alters the terms of the transactions contemplated by this Agreement, and no action, suit, investigation or proceeding pending by a Governmental Entity of competent jurisdiction that seeks such an order; provided, that the party claiming a failure of this condition shall have used its reasonable best efforts to prevent the entry of any order on which it is basing such claim and to appeal as promptly as possible any such order that may be entered.

Section 8.02.   Conditions to the Obligation of the Purchaser to Consummate the Closing. The obligation of the Purchaser to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Subject Shares pursuant to this Agreement, is subject to the satisfaction, or written waiver in writing by the Purchaser, of the following conditions precedent:

(a)   the Company shall have adopted the Certificate of Designations, and the Certificate of Designations shall be in full force and effect;

(b)   the Company shall have effectuated the registration of the Subject Shares in the Company’s register of members;

(c)   the Company shall have entered into the Partnership Agreement, and the Partnership Agreement shall be in full force and effect;

(d)   the Company and each holder of Class B Common Shares shall have entered into the Voting Agreement in substantially the form attached hereto as Exhibit C, and the Voting Agreement shall be in full force and effect;

(e)   the Company shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(f)   the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties contained in Sections 3.01, 3.02, 3.03, 3.04,  3.05(ii), 3.23 and 3.26, which shall be true and correct in all respects) as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all respects as of such specified date);

(g)   the Purchaser shall have received an opinion from Harney Westwood & Riegels, Cayman Islands counsel to the Company, dated the Closing Date and reasonably satisfactory in form and substance to counsel for the Purchaser;

(h)   the Class A Common Shares of the Company shall continue to be listed on Nasdaq and the Company will continue to meet all applicable Nasdaq listing standards relating thereto immediately following Closing;

(i)   the Company shall have delivered to the Purchaser a certificate, dated the Closing Date and executed by a duly authorized officer, to the effect that the conditions set forth in Section 8.02(e) and (f) have been satisfied;

(j)   Since the date of this Agreement, there shall be no Effect which has had or would reasonably be expected to have a Material Adverse Effect on the Company; and

(k)   each holder of the Class B Common Shares of the Company shall have waived its right of first refusal under Article 4.3 of the Company’s Amended and Restated Memorandum and Articles of Association with regards to the conversion of the Convertible Preferred into the Underlying Shares.

Section 8.03.   Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to the Purchaser the Subject Shares pursuant to this Agreement, is subject to the satisfaction of the following conditions precedent:

(a)   Ares shall have entered into the Partnership Agreement, and the Partnership Agreement shall be in full force and effect;

(b)   the Purchaser shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date; and

(c)   the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties contained in Sections 4.01, 4.02 and 4.05 which shall be true and correct in all respects) as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all respects as of such specified date);

(d)   the Purchaser shall have delivered to the Company a certificate, dated the Closing Date and executed by a duly authorized officer, to the effect that the conditions set forth in Section 8.03(b) and (c) have been satisfied.

Article 9
Legends; Securities Act Compliance

The Subject Shares or the notice sent to any holder of the Subject Shares in book-entry form will bear a legend conspicuously thereon as provided in the Certificate of Designations.

Article 10
Termination

Section 10.01.   Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated: (a) at any time before the Closing by either the Company, on the one hand, or the Purchaser, on the other hand, if any of the conditions to Closing to which such party is entitled to the benefit of shall have become permanently incapable of fulfillment and shall not have been waived in writing (to the extent permitted by applicable Law); or (b) at any time after the date that is 30 days after the date of this Agreement by either the Company, on the one hand, or the Purchaser, on the other hand, if the Closing shall not have occurred on or before such date; provided, however, that the right to terminate this Agreement pursuant to the preceding clause (a) or clause (b) shall not be available to a party if the inability to satisfy any of the conditions to Closing was due primarily to the failure of such party to perform any of its obligations under this Agreement.

Section 10.02.   Effect of Termination. In the event of any termination pursuant to Section 10.01, this Agreement shall become null and void and have no further effect, with no liability on the part of the Company or the Purchaser, or their respective Affiliates or Representatives, with respect to this Agreement, except (a) for the terms of this Section 10.02 and Article 11, which shall survive the termination of this Agreement, and (b) that nothing in this Section 10.02 shall relieve any party hereto from liability or damages incurred or suffered by any other party resulting from any intentional (x) breach of any representation or warranty of such first party or (y) failure of such first party to perform a covenant thereof. As used in the foregoing sentence, “intentional” shall mean an act or omission by such party which such party actually knew, or reasonably should have known, would constitute a breach of this Agreement by such party.

Article 11

Miscellaneous Provisions.

Section 11.01.   Survival. The representations and warranties set forth in Sections 3.01, 3.02, 3.03, 3.05, 3.06, 4.01, 4.02 and 4.03 shall survive the execution and delivery of this Agreement and the Closing indefinitely and the other representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of 12 months following the Closing Date, regardless of any investigation made by or on behalf of the Company or the Purchaser. The covenants made in this Agreement and the Certificate of Designations shall survive the Closing indefinitely until fully performed in accordance with their terms and remain operative and in full force and effect in accordance with their terms regardless of acceptance of any of the Subject Shares and payment therefor and repayment, conversion or repurchase thereof.

Section 11.02.   Interpretation. The term “or” when used in this Agreement is not exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. Except as otherwise specified herein, references to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto). All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and the Certificate of Designations, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 11.03.   Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery or (c) on the date of delivery if delivered personally or via e-mail, in each case to the intended recipient as set forth below:

(d)   if to the Company, addressed as follows:

Vinci Partners Investments Ltd.

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240
Attention: Julya Wellisch
Email: juridico@vincipartners.com

with copies (which shall not constitute notice) to

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:

Manuel Garciadiaz

Email:

manuel.garciadiaz@davispolk.com

(e)   if to the Purchaser, to:

c/o

Ares Management Corporation

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

Attention:

General Counsel

Email:

GeneralCounsel@aresmgmt.com

with copies (which shall not constitute notice) to

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention:

Philippa Bond, P.C.;

Jonathan Benloulou, P.C.

Email:

pippa.bond@kirkland.com;

jonathan.benloulou@kirkland.com

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 11.03.

Section 11.04.   Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 11.05.   Governing Law; Arbitration. This Agreement will be governed by and construed in accordance with the laws of the State of New York. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by arbitration administered by the International Centre for Dispute Resolution in accordance with its International Arbitration Rules. The number of arbitrators shall be one. The place and seat of the arbitration shall be New York, New York. The arbitration proceedings, and information disclosed pursuant thereto, shall be maintained confidential. The arbitration shall be held, and the award rendered, in English, although information and documents may be presented in Portuguese for ease of proceedings. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

Section 11.06.   Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to a party upon any breach or default of another party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement. Any agreement on the part of a party or parties hereto to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 11.07.   Specific Performance. The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that irreparable damages for which money damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled, at law or in equity; and the parties hereto further agree to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any such injunctive or other equitable relief. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 11.08.   Fees; Expenses. All fees and expenses incurred in connection with this Agreement and the Certificate of Designations and the transactions contemplated hereby and thereby shall be paid by the party incurring them, whether or not the transactions contemplated hereby and thereby are consummated.

Section 11.09.   Assignment. (i) The Purchaser may not assign its rights or obligations under this Agreement without the prior written consent of the Company, except to any Ares Entity; provided that no such assignment shall relieve Purchaser of its obligations under this Agreement, and (ii) the Company may not assign its rights or obligations under this Agreement without the prior written consent of the Purchaser. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns. Any purported assignment other than in compliance with the terms hereof shall be void ab initio.

Section 11.10.   No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person except as provided in Section 11.15. Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, except as provided in Section 11.15, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.11.   Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, (e.g. www.docusign.com), with the same effect as if the signatures to each counterpart were upon a single instrument, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute a single instrument.

Section 11.12.   Entire Agreement; Amendments. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibit hereto, constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Purchaser.

Section 11.13.   No Personal Liability of Directors, Officers, Owners, Etc.. No director, officer, employee, incorporator, equityholder, managing member, member, general partner, limited partner, principal or other agent of the Purchaser, any Ares Entity or the Company shall have any liability for any obligations of the Purchaser or the Company, as applicable, under this Agreement or for any claim based on, in respect of, or by reason of, the respective obligations of the Purchaser or the Company, as applicable, under this Agreement. Each party hereby waives and releases all such liability. This waiver and release is a material inducement to each party’s entry into this Agreement.

Section 11.14.   Exculpation of the Placement Agent. Each party hereto agrees for the express benefit of the Placement Agent and its Affiliates and representatives that:

(a)   The Placement Agent and its Affiliates and Representatives (i) make no representation or warranty, and have no responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or in connection with any of the transactions contemplated hereby, including any offering or marketing materials; and (ii) shall not be liable (A) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by this Agreement, or (B) for anything which any of them may do or refrain from doing in connection with this Agreement, except in each case for such Person’s own gross negligence, willful misconduct or bad faith.

Section 11.15.   Reliance by the Placement Agent. The parties hereto agree and acknowledge that the Placement Agent may rely on the representations and warranties of the Company and the Purchaser contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agent. The parties further agreement that the Placement Agent may rely on and be specifically named as an addressee of the legal opinion to be delivered pursuant to Section 8.02(e) of this Agreement.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly appointed officers as of the date first above written.

COMPANY:

VINCI PARTNERS INVESTMENTS LTD.

By:	/s/ Alessandro Monteiro Morgado Horta
	Name:	Alessandro Monteiro Morgado Horta
	Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly appointed officers as of the date first above written.

PURCHASER:

ARES INVESTMENTS HOLDINGS LLC

By:	/s/ Michael Arougheti
	Name:	Michael Arougheti
	Title:	Co-Founder, Chief Executive Officer & President

[Signature Page to Securities Purchase Agreement]

Schedule I

List of Company Subsidiaries

Schedule II

List of Labor Unions

Schedule III

Summary Financial Information to be Provided

Exhibit A

Certificate of Designations

Exhibit B

Partnership Agreement

Exhibit C

Voting Agreement